

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2014

Via E-mail
David P. Luci, Esq.
President and Chief Executive Officer
Dipexium Pharmaceuticals, LLC
74 Broad Street
New York, New York 10004

> **Re:** **Dipexium Pharmaceuticals, LLC**
> **Registration Statement on Form S-1**
> **Filed February 6, 2014**
> **File No. 333-193780**

Dear Mr. Luci:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Financial Information, page 8

1. We acknowledge your changes in response to prior comment 11. Please revise the Balance Sheet Data section to present Stockholders' Equity above Total Liabilities and Members' Equity/Shareholders' Equity.

2. Please revise footnote 1 to disclose why total members' equity did not change as a result of the warrant exchange.

Cautionary Note Regarding Forward-Looking Statements, page 34

3. We note your response to prior comment 16 and reissue the comment. Please delete any reference to reliance on the safe harbor for forward looking statements under the federal securities laws. Please note that no such safe harbor is available for statements made in the context of an initial public offering.

Dilution, page 41

4. In the next amendment please disclose pro forma net tangible book value and related per share amounts that give effect to the warrant exchange and the corporate conversion.

Patent Term Restoration and Marketing Exclusivity, page 61

5. We note your disclosure that the FDA has denied your application to have Locilex designated as a "qualified infectious disease product." Please revise your disclosure to indicate why the FDA has denied your application and why you believe re-application for this designation in February 2014 will be successful.

Financial Statements
Notes to Financial Statements
Note 14 – Subsequent Events, page F-15

6. Please disclose the number of membership interests that will be issued to RRD International, LLC, the accounting treatment, and compensation that will be recorded in connection with the agreement.

7. Please revise to disclose the facts and circumstances that lead to the issuance of 23,719 Class A Membership Interests in exchange for the redemption of warrants to purchase 89,900 Class A Membership Interests and disclose the accounting treatment of the transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Don Abbott at (202) 551-3608 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Lawrence A. Rosenbloom, Esq.
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105